Exhibit 99.2

VinFast Announces Updates to its Board of Directors

Due to the voting results at VinFast Auto Ltd.’s (the “Company,” “our” or “we”) annual general meeting held on June 27, 2024, and the departure of Ms. Pham Nguyen Anh Thu as a director, the following updates to the Company’s Board of Directors (“Board”) have been made:

●	Ms. Nguyen Thi Lan Anh has been elected as a new Board member; and

●	The Company’s compensation committee is now composed of Mr. Ling Chung Yee Roy as chair and Mr. Tham Chee Soon as member.

Ms. Pham Nguyen Anh Thu previously decided not to run for re-election, and her decision was not as a result of any disagreement with the Company relating to its operations, policies or practices. The Company would like to thank Ms. Pham Nguyen Anh Thu for her dedicated service to VinFast.

Legal Proceedings Update

On May 31, 2024, a putative shareholder filed a class action lawsuit against the Company, Le Thi Thu Thuy, Pham Nhat Vuong, David Mansfield, Nguyen Thi Lan Anh, Ngan Wan Sing Winston, Ling Chung Yee Roy, Pham Nguyen Anh Thu and Nguyen Thi Van Trinh (collectively, the “Class Action Defendants”) (Qian v. VinFast Auto Ltd., et al., 1:24-cv-03956 (E.D.N.Y.)). Plaintiffs allege that the Class Action Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The Plaintiffs allege that the Class Action Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 20(a) of the Exchange Act, as well as Sections 11 and 15 of the Securities Act, and seek damages on behalf of investors who purchased in or traceable to the Company’s public listing and/or during the proposed class period. The allegations asserted in this lawsuit are substantively similar to the allegations in another pending case that we previously disclosed (Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)). Currently, the results of litigation and claims and likelihood of any material adverse impact on our consolidated results of operations, cash flows or our financial position cannot be predicted with certainty.